AH 3/12/2004

VF 3/12/04

SECURI 04002961 IMISSION

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SEC MAIL RECEIVED PROCESSING MAR - 1 2004 WASH. D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34480 ✓

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Crown Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 3100
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rani Jarkas (415) 402-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Ave., #59 (Address) Encino (City) CA (State) 91316 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 23 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/22

OATH OR AFFIRMATION

I, Rani T. Jarkas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Crown Capital, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL CROWN CAPITAL, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2003

GLOBAL CROWN CAPITAL, LLC

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Members
Global Crown Capital, LLC
San Francisco, California

I have audited the accompanying statement of financial condition of Global Crown Capital, LLC. as of December 31, 2003 and the related statements of operations, changes, in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Global Crown Capital, LLC. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004

GLOBAL CROWN CAPITAL, LLC

Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	310,051
Accounts receivable		324,812
Fixed assets		
net of accumulated depreciation of $ 52,272		29,371
Prepaid and other assets		46,115
Total assets	$	710,349

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	168,460
Lease equipment payable		16,940
Income taxes payable		8,500
Total liabilities		193,900
Members' equity		516,449
Total liabilities and members' equity	$	710,349

The accompanying notes are an integral part of these financial statements

GLOBAL CROWN CAPITAL, LLC

Statement of Income
For the year ended December 31, 2003

REVENUES:	
Commissions	$ 1,923,364
Interest	7,638
Other income	241,945
Total income	2,172,947
EXPENSES:	
Administration	578,156
Clearing charges	145,832
Legal and professional	69,358
Communication	63,698
Employee compensation and benefits	465,210
Occupancy	123,278
Other operating expenses	500,824
Total expenses	1,946,356
INCOME BEFORE INCOME TAXES	226,591
INCOME TAX PROVISION (Note 2)	
State taxes and LLC fees	6,800
Total income tax provision	6,800
NET INCOME	$219,791

The accompanying notes are an integral part of these financial statements

GLOBAL CROWN CAPITAL, LLC

Statement of Members' Equity
For the year ended December 31, 2003

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2003	$ 296,658		$ 296,658
Net Income		219,791	219,791
Ending balance December 31, 2003	$ 296,658	$219,791	$ 516,449

The accompanying notes are an integral part of these financial statements

GLOBAL CROWN CAPITAL, LLC

Statement of Cash Flows
For the year ended December 31, 2003

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 219,791
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	21,746
(Increase) decrease in:	
Accounts receivable	(200,342)
Prepaid expenses and other assets	(2,648)
Increase (decrease) in:	
Accounts payable and accrued expenses	110,560
Income taxes payable	6,800
Total adjustments	(63,884)
Net cash provided by operating activities	155,907
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of furniture and equipment	(1,566)
Lease equipment payable	(14,517)
Net cash used in investing activities	(16,083)
NET INCREASE IN CASH	139,824
Cash - beginning of period	170,227
Cash - end of period	$ 310,051

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ 4,176
Income taxes and state LLC fee	$ 800

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:
Global Crown Capital, LLC (the "Company") was formed in Delaware in 2001 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

On April 26, 2002, the firm's principals acquired TJM Securities, Inc. and merged that firm as a successor filing to enable the firm to engage as an SEC/NASD member firm.

The firm is a limited liability company whose members are Rani Jarkas, Antoine Chaya, and Abdullatif Binshukur.

The firm operates on a fully disclosed basis with another member firm, Correspondent Clearing Corporation, a NASD member firm located in Glendale, California.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment:
The company depreciates its assets over a useful life of five years or seven years.

		Depreciable Life (in years)
Furniture and fixture at cost	23,469	
Less: accumulated depreciation	(19,671)	
	$ 3,798	7
Computer and equipment	58,175	
Less: accumulated depreciation	(32,601)	7
	$ 25,574	

Depreciation for the year ended December 31, 2003 was $21,746.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Lease:

The Company committed to an office lease for approximately 4,428 square feet of office space in May of 2002. Under the lease agreement there is a fixed monthly payment of $10,872.58 for thirty two months.

	Year	Amount
Total Lease Obligation	2004	130,471

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2003.

Concentrations of Credit Risks:

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the state of California.

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The State of California also imposes a graduated franchise fee for total gross revenue per year of $1,000,000 to $5,000,000 or less. This fee calculated to be $6,000 for the Company and is included in state taxes.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2003 the company had a net capital of $328,907 which is $278,907 in excess of the minimum of $50,000 required and its ratio of aggregate indebtedness to net capital was 0.70 which is less than the 15 to 1 maximum ratio of a broker dealer.

GLOBAL CROWN CAPITAL, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2003

	Focus 12/31/03	Audit 12/31/03	Change
Members' capital December 31, 2003	$ 543,113	$ 516,449	26,664
Subtract - Non allowable assets:			
Accounts receivable	114,135	106,024	8,111
Fixed assets	29,371	29,371	-
Other assets	46,115	46,115	-
Tentative net capital	353,492	334,939	18,553
Haircuts:	6,032	6,032	-
NET CAPITAL	347,460	328,907	18,553
Minimum net capital	(50,000)	(50,000)	
Excess net capital	$ 297,460	$ 278,907	18,553
Aggregate indebtedness	175,347	193,900	(18,553)
Ratio of aggregate indebtedness to net capital	0.59%	0.70%	

The differences were caused by year end accruals.

GLOBAL CROWN CAPITAL, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Global Crown Capital, LLC
San Francisco, California

In planning and performing my audit of the financial statements of Global Crown Capital, LLC for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Global Crown Capital, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004